

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2021

Jie Weng
Chief Executive Officer
Aquaron Acquisition Corp.
515 Madison Ave. 8th Floor
New York, NY 10022

Re: Aquaron Acquisition Corp.
Amendment to Draft Registration Statement on Form S-1
Submitted June 30, 2021
CIK No. 0001861063

Dear Mr. Weng:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment to Draft Registration Statement on Form S-1

Cover Page

1. We note your revisions in response to comment 7 and we reissue our comment in part. Please revise your cover page to disclose, if true, that public stockholders will not have the right to vote on an extension and will not have redemption rights at the end of the first 9 months from the closing of this offering unless you do not extend the offering.

You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance